September 25, 2024

James Gernetzke
Chief Financial Officer
Exodus Movement, Inc.
15418 Weir Street, Suite #333
Omaha, NE 68137

       Re: Exodus Movement, Inc.
           Amendment No. 3 to Registration Statement on Form 10-12G Filed August 27, 2024
           File No. 000-56643
           Form 10-Q for the Quarterly Period Ended June 30, 2024
           File No. 001-42047
Dear James Gernetzke:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response and any amendment you may file in response to this letter, we may have additional comments.

Amendment No. 3 to Registration Statement on Form 10-12G
Business
Our Products and Services
Pricing Information Offered Directly on the Exodus Platform, page 5

1. We note your revised disclosure on page 5 in response to prior comment 4 that you
       compare the primary or secondary pricing provider   s price to the price
provided by other
       providers. Please clarify how you determine whether to use the price of the primary or secondary pricing provider. In addition, please identify the "other providers" you currently use and disclose how you select the other providers.
Services Offered and Performed by Our API Providers, page 5

2.     We note your revised disclosure on page 6 in response to prior comment
5. Please include
       a footnote to explain what the years included in your table for Everstake and the Wallet of
 September 25, 2024
Page 2

       Satoshi indicate. In addition, we note that the table states that Hedera Hashgraph provides a "hosting fee" and that Lightning provides "P2P Sending/Receiving." Please revise to describe these services and disclose the material terms of your agreements with the API
       Providers, if material. Also, the URL disclosed on page 6 opens the "Exodus Terms of
       Use" document, which does not include an appendix of all API providers and does not appear to be updated on a quarterly basis as it indicates that it was last updated on
       February 19, 2024. We also note that you disclose that the URL opens the "Terms of
       Service" document and not the "Exodus Terms of Use" document. Please revise your disclosure accordingly.
Exchange Aggregation, page 6

3. We note your revised disclosure on page 7 in response to prior comment 3 that the user transfers its crypto assets to the API Provider in connection with the Exchange
       Aggregator transactions. Please disclose whether the API Provider fee includes the costs associated with transferring the crypto assets from the user's wallet to the API Provider. In addition, we note your response in your August 26, 2024 correspondence that you do not know the exchanges or platforms that the API Providers use for crypto asset transactions or the jurisdictions of such exchanges and platforms. Please revise to disclose this information here in your registration statement and also expand to discuss the risks to
       Exodus Movement and to the users of the Exchange Aggregator that such information is unknown.
Fiat on and off-ramps, page 7

4. We note your response to prior comment 6. Please disclose how your platform communicates (i) the fiat currencies that users may use to purchase crypto assets and (ii)
       the crypto assets that users may exchange for fiat currencies. If users are only able to obtain such information by leaving the Exodus Platform and going to each API Provider's platform, please disclose. In addition, we note your disclosure that you do not know the
       KYC/AML procedures that the API Provider uses or the exchanges, market makers, aggregation protocols and other factors related to how the API
Provider conducts
       the services it provides to your users. Please expand your disclosure to address the risks this causes for you and your users. In addition, please disclose the fees charged for such services and whether the fees include the transfer costs associated with the transfer of crypto assets.
Human Capital Management, page 13

5. Refer to your response to prior comment 11. We note your disclosure on page 13 that the basis for employees is U.S. dollars and the amount owed is settled in bitcoin at the time of payment. Please revise to also disclose the basis for payment for non-U.S. independent contractors. In addition, please disclose how many "employees" you have and the number of employees that are "eligible employees" pursuant to the agreement with TriNet. Also disclose whether the TriNet agreement includes the human resources administration for the other FTEs, including the non-U.S. independent contractors, and, if so, please disclose the material terms of the agreement that pertains to the non-U.S. independent contractors.
       In addition, please disclose how the CryptoCompare Bitcoin/U.S. Dollar spot rate is calculated and disclose how you determine the amount of bitcoin to pay the non-U.S.
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       independent contractors.
Regulatory Environment, page 14

6. We note your revised disclosure in response to prior comment 13 that the jurisdictions material to your business based on user transaction volume are the United States, Great
       Britain, Canada and Germany. Please expand your disclosure in this section to also describe the rules, regulations and laws of the material jurisdictions in which you earn revenue from your API Providers, and revise your risk factors section to address such jurisdictions. In this regard, we note your disclosure on page 43.
KYC and KYB Programs, page 16

7. Refer to your response to prior comment 15. Please revise your disclosure to describe your KYB procedures.
Risk Factors
Risks Related to Our Business
The platforms on which users trade digital assets are relatively new, page 24

8. Refer to your response to prior comment 16. We note the use of the term "unregulated"
       when referring to certain crypto asset trading markets. Please revise to qualify your use of this term by clarifying that such markets may be subject to regulation in a relevant jurisdiction but may not be complying.
Legal Proceedings, page 48

9. We note your response to prior comment 19. Please revise here to disclose the alleged violations of U.S. sanctions laws and the impact if you are found to be in violation of U.S.
       sanctions laws. In this regard, we note your revised disclosure on pages 38 and 39.
Digital Format Exodus Common Stock
The Role of Securitize, page 56

10. We note your response to prior comment 20. On page 56, you disclose that "[t]he
       Common Stock Tokens are not relevant to the clearance and settlement process for the purchase and sale of the Class A common stock," but it appears that the Class A Common
       Stock can be transferred using the tokens and that the transfer agent may be bound by any such transfer. In your description of a "peer to peer" transfer of Class A common stock utilizing Common Stock Tokens on page 57, it appears that the transfer of Class A common stock will not occur until Securitize's validation process is complete, the
       Securitize DS Standard protocol has approved the transfer of the Common Stock Tokens and the Common Stock Tokens are transferred. Please revise the description of the "peer-
       to-peer" transfer of Class A common stock utilizing Common Stock Tokens and your disclosure on page 56 for clarity and consistency. Also revise to describe Securitize's whitelisting process and address the risks of using the Common Stock Tokens to transfer
       Class A common stock. In addition, describe how discrepancies between Securtize's transfer records of the Common Stock Tokens, the movement of Common Stock Tokens and the number of Common Stock Tokens that have been provided to Class A common stockholders are resolved. Also include a more fulsome discussion of how the DS
       Protocol ensures that "upgrades or modifications to the Algorand blockchain will not
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Page 4

       negatively impact governance of the Common Stock Tokens" and address the risks that the blockchain's consensus mechanism and software upgrades or modifications could have an impact on the governance of the Common Stock Tokens.
11. Please disclose the number of Common Stock Tokens that are currently outstanding as compared to the number of shares of Class A common stock outstanding.
12. We note your disclosure on pages 55 and 56 that you have applied to list your Class A common stock on the NYSE and that Common Stock Tokens cannot be traded on any national securities exchange. Please disclose whether you intend to continue to make
       Common Stock Tokens available to Class A common stock holders if your Class A common stock is listed on the NYSE. If so, please clarify whether and how a token holder will be able to trade common stock on the NYSE.
Financial Statements
Note 2. Summary of Significant Accounting Policies
Revenue Recognition
Exchange Aggregation, page 72

13. We are still considering your response to prior comment 22 and we may have further comments.
14. We acknowledge your response to prior comment 23. Please respond to the following and provide separate responses as applicable to your transaction-based and subscription-based contracts:
           Give us a representative sample contract with your API provider for each type of revenue (i.e., transaction-based and subscription-based).
           Your response provided us with information for your transaction-based contracts.
          Provide us with a similar accounting analysis for the determination of the transaction price in your subscription-based contracts.
           Substantiate for us why providing the API Providers access to the Exodus Platform and its users via the API integration is your performance obligation.
           Tell us about the termination provisions of your contracts and whether your contracts can be terminated at any time without penalty. Refer us to the relevant portions of your sample contracts.
           Tell us how you determined the date of contract inception (that is, the date at which the criteria in paragraph 606-10-25-1 are met) and the duration of your contracts with customers under ASC 606.
           We note the changes to your accounting policy on page 73. Tell us how the changes impacted the amounts included in your financial statements.
           With respect to variable consideration, you disclose the API provider pays you a set percentage of the fees charged by the API provider to the user. In your response and disclosure, you also refer to variable consideration associated with network fees and liquidity costs.
            o Revise your disclosure to explain the nature of the network fees and liquidity costs and how you determine the total amount of consideration.
            o With respect to your constraint of the variable consideration, tell us how you
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Page 5

                considered ASC 606-10-32-11 and the timing of when the constraint no longer exists and why. Revise your disclosure to clarify your revenue recognition policy.
            o Clarify in your disclosure whether you have variable consideration related to the subscription-based contracts. If you do, disclose whether you constrain your estimates of variable consideration for those contracts.
15. Please tell us how you considered ASC 606-10-50-5 when selecting the appropriate categories to disaggregate revenue. Specifically, address how your disclosures meet the objective of depicting how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors.
           Tell us your consideration of disclosing total revenues from transaction based contracts and subscription-based contracts for the periods presented. Refer to 606-10-
           55-89 through 55-91.
           On page 15 you disclose that the jurisdictions material to your business, based on the total dollar value of user transactions with your API Providers, for the year ended
           December 31, 2023 were the United States, Great Britain, Canada and Germany. We
           note that these countries are not reflected in the table you provide on page 76, which presents your operating revenues disaggregated by geography based on the addresses of your API Providers. Tell us your consideration of ASC 606-10-50-5 in determining the disaggregated geographic information for your revenue.

Form 10-Q for the Quarterly Period Ended June 30, 2024
Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measure , page 20

16. We note your responses to prior comment 24. In your disclosure, you state your belief that
       Adjusted EBITDA is useful in evaluating your operating performance. In your response, you told us that the measure facilitates an analysis of the underlying trends in your financial results based on your core operations and management of ongoing cash operating expenses. Tell us, and revise future filings as applicable, why you believe an adjustment to exclude the loss (gain) on digital assets, net results in a measure that is useful in evaluating your operating performance and facilitates an analysis of the underlying trends in your financial results based on your core operations and management of ongoing cash operating expenses. Refer to Item 10(e)(1)(i)(C) of Regulation S-K.
17. We note your responses to prior comment 25. We note that, following the adoption of
       ASU 2023-08, the crypto assets you hold are measured at fair value with gains and losses recognized through net income. However, the adjustment for Loss (Gain) on digital assets, net (post-adoption of ASU 2023-08) has the effect of reversing your adoption of the new standard for your crypto assets held for investment. Please tell us why you believe this adjustment is appropriate and how you considered Question
100.04 of the
       Compliance and Disclosure Interpretations for Non-GAAP Financial
Measures.
18. We note your responses to prior comment 25. You told us in your response that you do
       not believe the volatility of digital assets is    inherent    to your
operations; rather, once the
       market for digital assets is mature, then such volatility should significantly diminish. We
 September 25, 2024
Page 6

       note your disclosure on page 22 that a large portion of your operating revenue generated from API providers is received in bitcoin and a decline in the market price of digital assets had (and could in the future, have) an adverse effect on your operations, the value of your digital assets, and your future operations and cash flows. Thus, your adjustment to remove the impairments on digital currencies in your calculation of non-GAAP Adjusted
       EBITDA for periods prior to your adoption of ASU 2023-08 results in the exclusion of normal, recurring operating expenses. Refer to question 100.01 of the Compliance and
       Disclosure Interpretations for Non-GAAP Financial Measures. Please revise the reconciliation of your non-GAAP Adjusted EBITDA in future filings to remove the adjustments for impairments on digital currencies and realized gain on sale of digital currencies.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Kate Tillan at 202-551-3604 or David Irving at 202-551-3321 if you have questions regarding comments on the financial statements and related matters. Please contact
Sonia Bednarowski at 202-551-3666 or Sandra Hunter Berkheimer at 202-551-3758 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Crypto
Assets
cc:   Thomas J. Kim